

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2014

Via E-mail
Mr. Frederick Earnest
Chief Executive Officer
Vista Gold Corp.
Suite 5, 7961 Shaffer Parkway
Littleton, Colorado 80127

      Re: Vista Gold Corp.
                 Registration Statement on Form S-3
                 Filed June 5, 2014
                 File No. 333-196527

Dear Mr. Earnest:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your 8.01 Form 8-K, filed on June 5, 2014 states that the ability of the company to implement its current business plan is "dependent upon the [c]ompany successfully completing various financing transactions it is currently pursuing." We also note that the revised Item 7 disclosure does not reference such efforts, discuss the nature and amount of necessary financing when addressing long-term liquidity needs or state, if true, that the company has a material liquidity deficiency. With a view toward revised Management's Discussion and Analysis disclosure, please provide a more detailed description of your long-term liquidity needs and sources. See Item 303(a)(1) of Regulation S-K.

2. We note the final paragraph of the independent accountant's report is an "emphasis of a matter" paragraph that addresses the Company's dependence on successfully completing certain financing transactions to carry out its current business plan. Please advise the staff of the purpose of including this paragraph in the accountant's report. Please also

explain why an explanatory paragraph referencing a going concern matter that included the specific phrase "substantial doubt" was not used instead.

Documents Incorporated by Reference, page 13

3. Please revise your incorporation by reference language for the fiscal year ended December 31, 2013 10-K to remove any exclusions. Such incorporation by reference to this Exchange Act report must include the full report. See Item 12 of Form S-3.

Signatures

4. With your next amendment, please include the signature of the principal accounting officer or controller, in addition to the principal executive and financial officers, as required by Section V.B. of the General Instructions to Form S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Frederick Earnest
Vista Gold Corp.
June 16, 2014
Page 2

You may contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director